

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Adrian Goldfarb
Chief Financial Officer
Ecosphere Technologies, Inc.
3515 S.E. Lionel Terrace
Stuart, FL 34997

> **Re: Ecosphere Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-25663**

Dear Mr. Goldfarb:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief

cc (via fax):   Michael Harris, Esq. - Harris Cramer LLP